UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2009

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICES REGARDING APPLICATIONS BY NTT EAST AND NTT WEST FOR AUTHORIZATION OF NEXT GENERATION NETWORK (NGN) INTERCONNECTION CHARGES

On January 23, 2009, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan notices regarding applications by Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”) for the authorization of Next Generation Network (NGN) interconnection charges. NTT East and NTT West are subsidiaries of the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

	By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: January 23, 2009

January 23, 2009

Company Name:	Nippon Telegraph and Telephone Corporation
Representative:	Satoshi Miura, President and CEO
(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and Fukuoka and Sapporo Stock Exchanges)

Applications by NTT East and NTT West for Authorization of Next Generation Network (NGN)

Interconnection Charges

Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”), Nippon Telegraph and Telephone Corporation’s main subsidiaries, applied today to the Minister of Internal Affairs and Communications for the authorization of changes to their Articles of Agreement Concerning Interconnection to Designated Telecommunications Facilities, with regard to the interconnection charges for the Next Generation Network (NGN), to be applied beginning the fiscal year ending March 31, 2010 as described below.

For further information, please contact:
(Mr.) Anzai or (Mr.) Araki
Investor Relations Office
Nippon Telegraph and Telephone Corporation
TEL:	+81-3-5205-5581
FAX:	+81-3-5205-5589

January 23, 2009

Applications for Authorization of Next Generation Network (NGN)

Interconnection Charges

Nippon Telegraph and Telephone East Corporation (“NTT East”) applied today to the Minister of Internal Affairs and Communications for authorization of changes to its Articles of Agreement Concerning Interconnection to Designated Telecommunications Facilities, with regards to the interconnection charges for Next Generation Network (NGN), to be applied beginning the fiscal year ending March 31, 2010.

1. Proposed Interconnection Charges

Classification	Unit	Rate
General local station router connection routing transmission function (“Local station connection function”)	Per local router device	¥1,692,927/month
General relay station router connection routing transmission function (“Relay station connection function”)	Per connection port	¥6,375,000/month
Interconnection gateway switch connection routing transmission function* (“IGS connection function” or “Hikari Denwa”)	Per connection	¥1.3601/connection
	Per second	¥0.022019/second

*	The IGS connection function charges for 3 minutes: ¥5.69 (when including IGS connection charges for the fiscal year ending March 31, 2009 of ¥0.37 for 3 minutes)

2. Calculation method

The calculation has been made using a single-year future cost method for the fiscal year ending March 31, 2010.

3. Period of Implementation

After ministerial approval, the charges will be applied beginning April 1, 2009.

•	Reference Material: Overview of Next Generation Network (NGN) Functions

January 23, 2009

Applications for Authorization of Next Generation Network (NGN)

Interconnection Charges

Nippon Telegraph and Telephone West Corporation (“NTT West”) applied today to the Minister of Internal Affairs and Communications for authorization of changes to its Articles of Agreement Concerning Interconnection to Designated Telecommunications Facilities with regards to the interconnection charges for Next Generation Network (NGN), to be applied beginning the fiscal year ending March 31, 2010.

1. Proposed Interconnection Charges

Classification	Unit	Rate
General local station router connection routing transmission function (“Local station connection function”)	Per local router device	¥2,480,185/month
General relay station router connection routing transmission function (“Relay station connection function”)	Per connection port	¥5,250,000/month
Interconnection gateway switch connection routing transmission function* (“IGS connection function” or “Hikari Denwa”)	Per connection	¥0.98349/connection
	Per second	¥0.027421/second

*	The IGS connection function charges for 3 minutes: ¥6.29 (including IGS connection charges for the fiscal year ending March 31, 2009 of ¥0.37 for 3 minutes)

2. Calculation method

The calculation has been made using a single-year future cost method for the fiscal year ending March 31, 2010.

3. Period of Implementation

After ministerial approval, the charges will be applied beginning April 1, 2009.

•	Reference Material: Overview of Next Generation Network (NGN) Functions

IGS
Overview of Next Generation Network (NGN) Functions
Reference Material
Local station
connection provider
Local router
ISPs
Relay station
connection providers
FLET’S VPN
users
SNI service providers
Network
termination unit
(ISP)
Network
termination unit
(VPN)
Local router
(SNI)
Local router
(SNI)
Local router
(SNI) GW router
FLET’S
Hikari Next
(best effort delivery)
Non-telephone
relay station
connection services
(QoS)
FLET’S
Cast
(best effort delivery)
FLET’S VPN
(best effort delivery)
FLET’S
Cast
(QoS)
For IP retransmission
of terrestrial
digital broadcasts
MG
IGS
Connection providers
*1
Hikari Denwa
(standard quality)
Hikari Denwa
(high quality &
videophone)
Specific
facilities
Shared
facilities
Specific
facilities
A A A C D B B
10G × # of units
Local station connection function:
function by which other service providers connect their access lines to our local station routers to use the NGN.
Relay station connection function:
function by which other service providers connect their IP networks to our relay station gateway routers to use the NGN.
IGS connection function:
function by which other service providers of fixed-line, mobile or other phone services connect their  networks to our gateway switchboard to use the NGN or the Hikari Denwa network.
• For specific facilities, costs are charged directly to the function.
Costs corresponding to NTU connection ports are paid by ISPs as network reconfiguration costs.
*1
*2
Relay station connection function
Other (functions for specific usage)
Local station connection function
IGS connection function
Cost range for each function
Cost calculation method for functions
• For shared facilities (relay routers and transmission paths), costs are allocated to each function in accordance with the network side port capacity ratios of its edge router (A-D).
*2
Separate network reconfiguration costs are set for connection ports.
Connection port
10G × # of units 10G × # of units 10G × # of units 10G × # of units 10G × # of units 10G × # of units